Kumba welcomes Competition Tribunal decision
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
NEWS RELEASE:
16 August 2006
KUMBA WELCOMES COMPETITION TRIBUNAL DECISION
Kumba Resources Limited (Kumba) welcomes the decision announced today by the Competition Tribunal to unconditionally approve the merger of Kumbas coal assets with those of Eyesizwe Coal within a newly created company that will be named Exxaro Resources Limited (Exxaro).
This forms part of the empowerment transaction announced by Kumba in October 2005 that will involve the unbundling of Kumba into two separately listed entities, namely Exxaro and Kumba Iron Ore Limited.
The Competition Tribunal has also unconditionally approved the proposed acquisition by Exxaro of Namakwa Sands, Anglo Americans mineral sands operations. In terms of the empowerment transaction, Anglo American granted Exxaro an option to acquire 100% of Namakwa Sands.
We are pleased with the decision as it represents a significant step in the process to list the two companies which is expected to take place in the fourth quarter of 2006, said Dr Con Fauconnier, Kumbas chief executive.
ends
Editors Note:
One of the largest South African-based mining companies listed on the JSE Limited, Kumba Resources is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
Kumbas empowerment transaction will establish Exxaro as South Africas flagship empowerment mining company which will be South Africas largest black-owned, controlled and managed company. www.kumbabee.com
For further information contact:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor
JPMorgan Equities Limited
Date: 16/08/2006 04:29:04 PM Produced by the JSE SENS Department

SUPPL

16/08/2006 Source: JSE NEWS SERVICE


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KMB: Kumba - Green Light For Inyanda Joint Vent...

Kumba - Green Light For Inyanda Joint Venture Following Approval Of
Richards Bay Coal Terminal Expansion

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

10 August 2006

GREEN LIGHT FOR INYANDA JOINT VENTURE FOLLOWING APPROVAL OF RICHARDS BAY COAL TERMINAL EXPANSION

Kumba Resources Limited (Kumba) and Eyesizwe Coal (Eyesizwe) welcome the announcement made on 8 August 2006 by the Richards Bay Coal Terminal (RBCT) regarding the go-ahead of the RBCT Phase V expansion which paves the way for the construction of their 50:50 joint venture, Inyanda coal mine.

The Inyanda mine, previously approved by both the Kumba and Eyesizwe boards and subject to the RBCT expansion, is situated near Witbank in Mpumalanga province and will produce 1Mtpa of thermal coal for the export market, via RBCT.

Construction of the mine is expected to commence during January 2007, with capital expenditure set at R184 million and an estimated commissioning date of March 2008.

The RBCT expansion is expected to be completed by the end of the first half of 2009 and will provide 6Mtpa of export capacity to members of the South Dunes Coal Terminal (SDCT), namely Kumba (2Mtpa), Eskom Enterprises (3Mtpa) and Anker Coal (1Mtpa). Emerging BEE companies will be allocated 4Mtpa with a further 9Mtpa expansion available for subscription.

We are pleased that the RBCT Board has given the go-ahead for this long-awaited expansion which enables Kumba and Eyesizwe to now proceed with the Inyanda joint venture and take advantage of the buoyant international coal market, said Ernst Venter, general manager of Kumbas coal division.

For further information contact:
Ernst Venter
General Manager: Kumba Coal
Tel: +27 12 307 4322
Mobile: +27 83 609 1313
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sipho Nkosi
Chief Executive: Eyesizwe Coal
Tel: +27 11 688 7667
Sponsor
JPMorgan Equities Limited

Date: 10/08/2006 04:34:06 PM Produced by the JSE SENS Department

10/08/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Wage Offer: Solidarity Accepts, Ta...

Kumba - Wage Offer: Solidarity Accepts, Talks Continue With Other Unions
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba or the company)
KUMBA WAGE OFFER: SOLIDARITY ACCEPTS, TALKS CONTINUE WITH OTHER UNIONS
Kumba Resources Limited (Kumba) today announced that its revised wage settlement offer has been accepted by Solidarity and that it is continuing talks with the National Union of Mineworkers (NUM), the National Union of Metalworkers of SA (Numsa) and the Building Allied Mining and Construction Workers Union (BAMCWU) to resolve an impasse following the unions rejection of the revised offer.
The revised settlement offer made on 2 August 2006 includes an 8,75% wage increase for lower grades and a 7,75% across-the-board wage increase for other grades. The housing allowance will increase by 10% for all bargaining unit employees. The increases effectively mean that the lowest paid Kumba employee will earn an all-inclusive R3 890 per month plus potential medical benefits and performance bonuses which are well above the industry average.
Solidarity members returned to work today and will receive their increases with effect from 1 July 2006. We are pleased that the union has accepted the offer which we believe is fair and reasonable and is well above the CPIX of 4,8%, said Trevor Arran, Kumbas general manager for corporate affairs and investor relations.
The unions have been on strike action at certain Kumba subsidiaries since the start of the week following deadlocked negotiations on annual adjustments to wages and service conditions at these subsidiaries.
Support for the strike differs widely across the subsidiaries, with production being affected to a varied extent. Kumba business units are endeavouring to minimise disruptions to product supply.
Subsidiaries involved are Sishen Iron Ore Company (Pty) Ltd (Sishen Mine, Thabazimbi Mine); Kumba Coal (Pty) Ltd (Grootegeluk Mine, Tshikondeni Mine); and Glen Douglas Dolomite (Pty) Ltd (Glen Douglas Quarry).
Editors Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com
For enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444
04 August 2006
Sponsor: J.P.Morgan Equities Limited
Date: 04/08/2006 03:31:24 PM Produced by the JSE SENS Department

04/08/2006 Source: JSE NEWS SERVICE